Prospectus Supplement (To Prospectus Dated August 13, 2007)	Filed Pursuant to Rule 424(b)(7) File No. 333-145408
$400,000,000 Principal Amount of 0.625% Convertible Senior Notes due 2014
and
Shares of Common Stock Issuable on Conversion of the Notes

This prospectus supplement covers resales of our 0.625% convertible senior notes due 2014, and the shares of our common stock issuable upon the conversion of the notes, by the holders of those securities. We will not receive any proceeds from the resale of the notes or shares.
This prospectus supplement supplements, and must be read in conjunction with, the prospectus, dated August 13, 2007.
Investing in the notes or the underlying shares of our common stock involves a high degree of risk. Before buying any notes or shares, you should read the discussion of material risks of investing in the notes and our common stock under the heading “Risk Factors” beginning on page 8 of the prospectus and under the heading “Item 1A. Risk Factors” in our quarterly report for the quarter ended September 30, 2007, which is incorporated by reference into the prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in the prospectus for a description of how you may obtain copies of these documents.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is December 21, 2007

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Selling Securityholders
The information in the table below should be considered in addition to the information appearing in the related prospectus under the heading “Selling Securityholders” and is based on information provided to us by the selling securityholders as of December 21, 2007. If any selling securityholder identified in the table below is also identified in the table appearing under the heading “Selling Securityholders” in the related prospectus, or in any other supplement to that prospectus filed with the SEC prior to December 21, 2007, then the information relating to that selling securityholder in the table and notes below supersedes in the corresponding information in the prospectus or supplement.
The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each holder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus supplement and the related prospectus to sell or otherwise dispose of notes or shares of our common stock that may be issuable upon conversion of the notes.
We have prepared this table using information furnished to us by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder or any of its affiliates, officers, directors or principal equity holders (5% or more) has held any position or office or has had any other material relationship with us or our predecessors or affiliates during the three years prior to the date of this prospectus supplement.
Our registration of the notes and the shares of our common stock that may be issued upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided us with the information regarding their holdings, including in transactions exempt from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended. The identity and holdings of the selling securityholders may change from time to time.
A selling securityholder that is identified below as a broker-dealer, or an affiliate of a broker-dealer, may be deemed to be an underwriter with respect to the securities it sells pursuant to this prospectus supplement.

Number of Shares of Common Stock
	Principal Amount of	Number of Shares of	Number of Shares of	Beneficially Owned After this Offering
	Notes Beneficially	Common Stock	Common Stock
	Owned Before this	Beneficially Owned	Issuable upon		As a Percentage of
	Offering that May	Before this	Conversion that May		Common Stock
Name	Be Sold	Offering[1]	Be Sold[2]	Number[3]	Outstanding[4]
Goldman, Sachs & Co.[5,6,7]	$1,920,000	43,973	43,973	—	*

*	Less than 1%.

(1)	Includes shares issuable upon conversion of the notes indicated next to such selling securityholder. See note (2) below.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of 22.9029 shares of our common stock per $1,000 in principal amount of the notes. This represents the theoretical maximum number of shares issuable upon conversion of the notes, disregarding the effects of any events that result in an adjustment to the conversion rate. The conversion rate and the number of shares of

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common stock issuable upon conversion of the notes may be adjusted under the circumstances described in the prospectus under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” and “—Adjustment to Shares Delivered upon Conversion upon Fundamental Change.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Holders will receive a cash adjustment for any fractional shares resulting from conversion of the notes, as described in the prospectus under “Description of the Notes—Conversion Rights—Payment upon Conversion.”

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon conversion of the notes listed next to such securityholder’s name.

(4)	Calculated based on 55,377,029 shares of our common stock outstanding as of December 18, 2007. In calculating this amount for a particular selling securityholder, we treated as outstanding the number of shares of our common stock issuable upon conversion of all of that holder’s notes. However, we did not assume the conversion of any other holder’s notes.

(5)	This selling securityholder has identified itself as a broker-dealer that is registered under the Securities Exchange Act of 1934, as amended.

(6)	This selling securityholder has represented to us that, at the time it acquired the securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(7)	The selling stockholder has advised us as follows: “The Goldman Sachs Group. Inc. is the parent of Goldman Sachs & Co. Goldman Sachs & Co. is not an affiliate of Illumina, Inc. (the term “affiliate” as used here means a person that directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with Illumina, Inc.). Goldman Sachs & Co. makes no other representation about any of its officers, directors or principal equity holders (5% or more) as to whether any of such persons holds or has held positions or offices in, or has had any material relationship with, Illumina, Inc. or its predecessors or affiliates. Please see the publicly filed reports for Goldman Sachs Group Inc. available at www.sec.gov for a list of its directors and executive officers.” We have not incorporated by reference such publicly filed reports into, and you should not consider them to be a part of, this prospectus supplement.

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